

September 7, 2010

<u>**Via Facsimile and U.S. Mail**</u>

Christopher Austin, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

>   **Re: 3Par Inc.**
>   **Amendment No. 3 to Schedule TO-T filed on September 7, 2010**
>   **Filed by Rio Acquisition Corporation and Hewlett-Packard Company**
>   **Amendment No. 2 to Schedule TO-T filed on September 2, 2010**
>   **Amendment No. 1 to Schedule TO-T filed on August 27, 2010**
>   **Schedule TO-T filed on August 27, 2010**
>   **File No. 5-83579**

Dear Mr. Austin:

    We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

General

1. We note that Hewlett-Packard is listed as an offeror on the cover page of the Schedule TO; however, on pages i and 1, the disclosure states that the offer is being made only by Rio Acquisition Corporation. Please revise throughout the document to clarify that Hewlett-Packard is a co-bidder in the Offer. Please see section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000).

What are the most significant conditions to the Offer, page iv

2. We note the bidders' right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Minimum Condition or the HSR condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders' views on this issue. See Rule 14d-4(d).

Acceptance for Payment and Payment for Shares, page 5

3. We note that on page 6 the disclosure states that the bidders reserve the right to transfer or assign the right to acquire securities in this offer. Please confirm your understanding that any entity to which the bidders assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require the dissemination of additional offer materials and an extension of the term of the offer.

Determination of Validity, page 8

4. Please explain to us the purpose of the language that your interpretation of the terms and conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Tender and Voting Agreement, page 36

5. We note that certain executive officers have entered into the Tender and Voting Agreement and that these executive officers will also be entitled to receive additional compensatory consideration after the tender offer and merger. Please advise us as to how you are complying with the "best price" provision in Rule 14d-10(a)(2) and whether you are relying on the safe harbor in Rule 14d-10(d)(2).

Conditions of the Offer, page 40

6. We note that any condition may be waived "at any time and from time to time." All conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived on or before the expiration of the offer. Please revise this language to clarify the disclosure.

7. Please refer to disclosure relating to the bidders' failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and redisseminate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions